John Hancock Trust

601 Congress Street

Boston, MA 02108

October 10, 2006

Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Re:	John Hancock Trust (the “Trust”)

Application for Withdrawal of

Post-Effective Amendment No. 71 to the Trust’s Registration Statement

(File Nos. 2-94157/811-4146); CIK (0000756913)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby submits this application for withdrawal of post-effective amendment no. 71 (the “Amendment”) to its registration statement on Form N-1A together with all exhibits filed therewith (Accession No. 0001010521-06-000666). The Amendment was filed with the Securities and Exchange Commission via EDGAR on August 16, 2006 pursuant to Rule 485(a) under the Act. In accordance with Rule 485(a), the Amendment will become effective on October 30, 2006.

The purpose of the Amendment was to register an additional Trust portfolio, the Mid Cap Equity Trust. The Trust is requesting that the Amendment be withdrawn because shares of the Mid Cap Equity Trust will not be offered for sale. No securities have been issued or sold in connection with the Amendment.

Please direct any questions you may have concerning this application to Betsy Seel at (617) 663-2166.

Very truly yours,

/s/Betsy Anne Seel

Betsy Anne Seel

Assistant Secretary

CC: Alison White, Office of Insurance Products, Securities and Exchange Commission